

May 31, 2006

<u>**Via U.S. Mail**</u>

Mr. David J. Frear
Chief Financial Officer
Sirius Satellite Radio Inc.
1221 Avenue of the Americas, 36th Floor
New York, New York 10020

      RE: **Sirius Satellite Radio Inc.**
               Form 10-K for the fiscal year ended December 31, 2005

Dear Mr. Frear:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Metrics, page 27

1.   We refer to your presentation of "adjusted loss from operations." Your use of this measure is unclear to us. In this regard, we note that your table on page 27 currently presents a liquidity measure, net cash used in operations, as a comparable financial measure however, you reconcile your non-GAAP measure to loss from operations. Please revise to:

   • Label this measure as non-GAAP.
   • Clearly disclose whether it is considered a measure of operating performance or a measure of liquidity.
   • Provide a presentation of the most directly comparable financial measure calculated and presented in accordance with GAAP.
   • Provide a reconciliation of the differences between this measure with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP.

2.   If "adjusted loss from operations" is considered a measure of operating performance, it is generally not appropriate to exclude "depreciation" and "equity granted to third parties and employees," since these charges are recurring. We refer you to Item 10 of Regulation S-K and Question 8 of our Frequently Asked Questions document on non-GAAP measures which is available on our website at: <http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm>. If you present a non-GAAP measure that excludes these recurring charges, you must provide detailed disclosures why management believes a performance measure that excludes these recurring charges is useful. Your discussion should, at a minimum, disclose the following:

   • the manner in which management uses the non-GAAP measure to conduct or evaluate the business;
   • the economic substance behind management's decision to use such a measure;
   • the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, net income (loss); and
   • the manner in which management compensates for these limitations when using the non-GAAP financial measure.

   Revise your presentation as appropriate.

3.   We refer to your reconciliation of "adjusted loss from operations" to "loss from operations." If you determine that your measure is a measure of operating performance, you must reconcile it to the most closely comparable GAAP measure of operating performance: net loss. As such, do not reconcile it to loss from operations. Please see Question 15 of our Frequently Asked Questions document regarding the use of non-GAAP financial measures and revise your filings accordingly.

4.   We refer to your presentation of ARPU. Please disclose all of the related components necessary to calculate the measure and provide the calculation as a footnote to the table. Further, disclose why net advertising revenues are included in the calculation.

5.   We refer to your "SAC per gross subscriber addition." Please disclose all of the related components necessary to calculate the measure and provide the calculation as a footnote to the table.

Liquidity and Capital Resources, page 40

6.   Tell us in detail about your other long-term assets account and why you believe it is appropriate to present the changes as operating cash flows in your statement of cash flows.

Item 9. Controls and Procedures, page 47

7.   We note your disclosure that "[t]here were no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to this evaluation." Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm for us supplementally that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2005 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K in future filings.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page F-8

Subscriber Acquisition Costs, page F-13

8.   We note that subsidies paid to radio manufacturers and automakers are expensed
        upon shipment or installation. Provide us with more specific details of these
        payments and why you believe they should be presented in subscriber acquisition
        costs. Refer to your basis in the accounting literature.

Advertising Costs, page F-13

9.   We note your reimbursement to retailers for the cost of advertising and other
        product awareness activities. Provide us with more details of these payments and
        tell us how you comply with EITF 01-9 when determining the classification of
        these payments in the income statement.

                                    *   *   *   *

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please file your response on EDGAR. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

       You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director